AMER SPORTS, INC. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held on May 14, 2026 NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Amer Sports, Inc. (the “Company” or “we”) will be held on May 14, 2026 at 9:00 a.m. New York time (ET). The AGM will be held virtually via live webcast in accordance with Cayman Islands law and the second amended and restated memorandum and articles of association of the Company and shareholders can attend electronically. You will be able to attend the AGM online by visiting meetnow.global/MC6VMRH. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM online, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials. AGENDA The AGM will be held for the following purposes: 1. To lay before the meeting the audited financial statements for the financial year ended December 31, 2025 and the reports of the directors and auditors of the Company thereon. To consider and, if thought fit, passing and approving the following resolutions: 2. “To re-elect each of the individuals listed from “a” to “d” below, as a director of the Company (the “Nominee(s)”), each to serve for a term ending on the date of the third annual general meeting of the Members following this annual general meeting, or until such person resigns, retires or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company: a. Bruno Sälzer; b. Dennis J. (“Chip”) Wilson; c. Kin Wah Stephen Yiu; and d. Jie (James) Zheng.” 3. “To resolve, as an ordinary resolution, that the Company’s appointment of KPMG LLP as the independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2026, be ratified.” Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The board of directors of the Company (the “Board”) has fixed the close of business on March 20, 2026 New York time (ET) as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment or postponement thereof. The holders of record of the ordinary shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment or postponement thereof.

2 Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://investors.amersports.com/home/default.aspx and on the SEC’s website at https://www.sec.gov. Your vote is important. If you do not plan to attend the AGM virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., Eastern time, on May 11, 2026 to ensure your representation at the AGM. The Company’s Annual Report for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on March 25, 2026 (the “Annual Report”). Shareholders may obtain a copy of the Annual Report, free of charge, from the Company’s website at https://investors.amersports.com/stock- and-financial-info/annual-reports/default.aspx and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir@amersports.com. In addition to the other information included in the Annual Report, you will find in the Annual Report biographies for the incumbent members of the Board. The Company’s second amended and restated articles of association provides that election of directors shall be determined by a plurality of the votes cast and the proposed resolution relating to ratification of appointment of KPMG LLP shall be determined by an ordinary resolution. The Board recommends that shareholders of the Company vote “FOR” the proposed resolutions at the AGM. Your vote is very important to the Company. By Order of the Board of Directors, /s/ Shizhong Ding Name: Shizhong Ding Title: Chair of the Board of Directors Dated: April 1, 2026 Registered Office: c/o Conyers Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands